UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 9, 2011

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THE THIRD AMENDMENT TO THE TERMINATION AGREEMENT WITH CHINA TECHNOLOGY SOLAR
POWER HOLDINGS LIMITED AND ITS STOCKHOLDERS

As reported previously, as of October 11, 2010, China Technology Development
Group Corporation (the “Company") entered into an agreement terminating the
Stock Purchase Agreement (the “Termination Agreement”) with China Technology
Solar Power Holdings Limited (the “Target Company”) and its direct and indirect stockholders (the “Stockholders”), pursuant to which, among other things, (i)
the Target Company and/or the Stockholders will repay in full the Cash Advance
(US$3 million) to the Company; (ii) the Company will have a right of conversion
/ exchange in the event that the Target Company undertakes an offering of its equity securities or sells, converts or exchanges its equity securities for equity securities of any other company; and (iii) Mr. Chiu Tung Ping, one of the
Stockholders, personally guaranteed all obligations of the Target Company and the Stockholders under the Termination Agreement.

In furtherance to the Termination Agreement, the Parties made two amendments to extend the deadline of repayment of the Cash Advance from December 30, 2010 to
May 31, 2011. As of May 31, 2011, the Parties entered into a third amendment to the Termination Agreement, pursuant to which, among other things, (i) the
Stockholders shall repay US$1,000,000 in cash to the Company on or before June
7, 2011; and (ii) the remaining balance of US$2,000,000 shall be repaid on or before August 31, 2011 and shall be secured by a pledge of 40,000,000 shares of a Hong Kong listed company. The terms and conditions with respect to the pledge will be set forth in a separate pledge agreement. As of the date hereof, the
Company has received repayment of HK$7,800,000 in cash, equal to US$1,000,000, as the first installment.

A copy of the third amendment to the Termination Agreement is attached as
Exhibit 99.1 to this report on Form 6-K.

Exhibit Number  Description
99.1   The Third Amendment to Agreement Dated October 11, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: June 9, 2011	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	The Third Amendment to Agreement Dated October 11, 2010